UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

QueryObject Systems Corporation
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.003
(Title of Class of Securities)

74833H308
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74833H308

1	NAME OF REPORTING PERSON Barry Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 60,600
	8	SHARED VOTING POWER 57,751,900
	9	SOLE DISPOSITIVE POWER 60,600
	10	SHARED DISPOSITIVE POWER 57,751,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,812,500(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.1%
14	TYPE OF REPORTING PERSON IN

(1)
Includes 32,000,000 shares of common stock underlying a warrant exercisable within 60 days and 21,333,333 shares of Common Stock underlying a convertible note exercisable within 60 days held by BRMR LLC, a limited liability company whose members are Barry Rubenstein and Marilyn Rubenstein.  Also includes 60,600 shares held through Barry Rubenstein’s rollover IRA account.

CUSIP NO. 74833H308

1	NAME OF REPORTING PERSON Marilyn Rubenstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 57,751,900(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 57,751,900(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,751,900(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0%
14	TYPE OF REPORTING PERSON IN

(1)
Includes 32,000,000 shares of common stock underlying a warrant exercisable within 60 days and 21,333,333 shares of Common Stock underlying a convertible note exercisable within 60 days held by BRMR LLC, a limited liability company whose members are Barry Rubenstein and Marilyn Rubenstein and 4,418,567 shares held by BRMR LLC.

CUSIP NO. 74833H308

1	NAME OF REPORTING PERSON BRMR LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 57,751,900(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 57,751,900(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,751,900(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0%
14	TYPE OF REPORTING PERSON PN

(1)
Includes 32,000,000 shares of common stock underlying a warrant exercisable within 60 days and 21,333,333 shares of Common Stock underlying a convertible note exercisable within 60 days held by BRMR LLC, a limited liability company whose members are Barry Rubenstein and Marilyn Rubenstein.

CUSIP NO. 74833H308

STATEMENT ON SCHEDULE 13D

This Schedule 13D is filed by Barry Rubenstein, Marilyn Rubenstein and BRMR LLC (collectively referred to herein as the "Reporting Persons") with respect to ownership of common stock of QueryObject Systems Corporation, a Delaware corporation (the "Issuer").

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 39,854,012 shares outstanding as set forth in the Issuer's Form 10 filed with the Securities and Exchange Commission on May 30, 2008, plus an aggregate of 3,007,316 shares that were issued on June 17, 2008, for a total of 42,861,328 shares of Common Stock. In addition, shares outstanding reflects 53,333,333 shares underlying convertible securities for a total of 96,194,661 shares.

Item 1.  Security and Issuer.

The class of equity securities to which this Schedule 13D relates is common stock, par value $0.003 per share (the "Common Stock"), of the Issuer. The principal executive office of the Issuer is c/o Olshan Grundman Frome Rosenzweig & Wolosky LLP, 65 East 55th Street, Third Floor, New York, New York 10022.

Item 2.  Identity and Background.

(a)	Name

Barry Rubenstein, Marilyn Rubenstein and BRMR LLC (“BRMR”).

(b)	Residence or business address

The principal business address of each of the Reporting Persons is:

68 Wheatley Road
Brookville, New York  11545

(c)	Principal occupation or employment

The principal business of each of Barry Rubenstein and Marilyn Rubenstein is general partner or limited partner of entities engaged in the investment business.

The principal business of BRMR is investments.

(d)	Criminal Proceedings

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Civil Securities Law Proceedings

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 74833H308

(f)	Citizenship

Each of Barry Rubenstein and Marilyn Rubenstein is a citizen of United States of America.

BRMR is a Delaware limited liability company.

Item 3.  Source and Amount of Funds or Other Consideration.

On May 19, 2008, BRMR received a $36,000 Senior Convertible Promissory Note of the Issuer (the “$36,000 Note”) from another stockholder. The $36,000 Note bears interest at 8% and was originally due on June 17, 2008. The principal on the note is convertible into 12,000,000 shares of Common Stock. In connection with the $36,000 Note, BRMR also received a warrant to purchase 18,000,000 shares of Common Stock at an exercise price of $.003 per share (the “First Warrant”). The First Warrant is presently exercisable and expires on June 17, 2018. The $36,000 Note was acquired by BRMR with its working capital and other funds.

On May 19, 2008, the Issuer issued a $28,000 senior convertible promissory note to BRMR (the “$28,000 Note”). The $28,000 Note bears interest at 8% and is due on May 19, 2009. The $28,000 Note is convertible into 9,333,333 shares of Common Stock. In connection with the $28,000 Note, BRMR also received a warrant to purchase 14,000,000 shares of Common Stock at an exercise price of $.003 per share (the “Second Warrant”). The Second Warrant is presently exercisable and expires on May 19, 2018. The $28,000 Note was acquired by BRMR with its working capital and other funds.

On June 17, 2008, the Issuer issued 1,082,633 shares of Common Stock to BRMR in payment of $3,247.90 in interest that had accrued through such date on the $36,000 Note. Such interest includes amounts that had accrued when the $36,000 Note was held by the stockholder who sold the $36,000 Note to BRMR. In addition, the Issuer and BRMR amended the $36,000 Note to extend the expiration date to May 19, 2009 (the “$36,000 Note Amendment”).

On June 18, 2008, BRMR purchased 3,335,934 shares of Common Stock from a stockholder of the Issuer at a price of $.008 per share for an aggregate of $26,687.47. Such shares were acquired by BRMR with its working capital and other funds.

Item 4.  Purpose of Transaction.

The shares of Common Stock were acquired for investment purposes. The Reporting Persons presently do not have any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs  (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a)-(b)

Reporting Person	Number of Shares of Common Stock Beneficially Owned(1)	Percentage
Barry Rubenstein	57,812,500(1)	60.1%
Marilyn Rubenstein	57,751,900(1)	60.0%
BRMR LLC	57,751,900(1)	60.0%

(1)
Includes 32,000,000 shares of common stock underlying a warrant exercisable within 60 days and 21,333,333 shares of Common Stock underlying a convertible note exercisable within 60 days held by BRMR LLC, a limited liability company whose members are Barry Rubenstein and Marilyn Rubenstein.  Also includes 4,418,567 shares held by BRMR LLC and with respect to Barry Rubenstein 60,600 shares held through his rollover IRA account.

CUSIP NO. 74833H308

(c) For transactions during the past 60 days, see Item 3 with respect to the $36,000 Note, the First Warrant, the $28,000 Note, the Second Warrant, 1,082,633 shares of Common Stock issued to BRMR on June 17, 2008 in payment of interest on the $36,000 Note and the acquisition by BRMR of 3,335,934 shares.

(d) No person other than Barry Rubenstein (with respect to the 60,600 shares held through Mr. Rubenstein’s rollover IRA account), and each of Barry Rubenstein and Marilyn Rubenstein (with respect to the shares beneficially owned by BRMR), is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, agreements, understandings or relationships with respect to the securities of the Issuer among any of the Reporting Persons identified in this Schedule 13D which would require disclosure under this Item 6.

Item 7.  Material to be Filed as Exhibits.

A.	Joint Filing Agreement, Dated June 26, 2008 by and among Barry Rubenstein, Marilyn Rubenstein and BRMR LLC.

CUSIP NO. 74833H308

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2008

/s/ Barry Rubenstein
Barry Rubenstein

/s/ Marilyn Rubenstein
Marilyn Rubenstein

BRMR LLC

/s/ Barry Rubenstein
Name: Barry Rubenstein
Title: Managing Member

CUSIP NO. 74833H308

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated June 26, 2008 (including amendments thereto) with respect to the Common Stock of QueryObject Systems Corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: June 16, 2008

/s/ Barry Rubenstein
Barry Rubenstein

/s/ Marilyn Rubenstein
Marilyn Rubenstein

BRMR LLC

/s/ Barry Rubenstein
Name: Barry Rubenstein
Title: Managing Member